EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	Three Months Ended August 31,		Six Months Ended August 31,
	2006	2007	2006	2007
EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$10,415	$8,124	$11,411	$10,795
Add:
Fixed charges	14,455	11,630	29,892	23,944
Amortization of capitalized interest	18	18	37	37
Less:
Capitalized interest	—	—	—	—
Preferred stock dividends	2,246	2,246	4,492	4,492

Earnings	$22,642	$17,526	$36,848	$30,284

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$11,554	$8,654	$24,116	$17,986
Capitalized interest	—	—	—	—
Portion of rents representative of the interest factor	655	730	1,284	1,466
Preferred stock dividends	2,246	2,246	4,492	4,492

Fixed Charges	$14,455	$11,630	$29,892	$23,944

Ratio of Earnings to Fixed Charges	1.6	1.5	1.2	1.3